ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

March 31, 2010

Paul M. Kinsella
617-951-7000
617-951-7050 fax
paul.kinsella@ropesgray.com

VIA EDGAR AND HAND DELIVERY

Mellissa Campbell Duru

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:                               Genzyme Corporation

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed March 22, 2010

File No. 0-14680

Dear Ms. Duru,

On behalf of Genzyme Corporation, a Massachusetts corporation (the “Company”), we are writing in response to the comment letter, dated March 26, 2010 (the “Comment Letter”), of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s above-referenced amendment no. 1 to its preliminary proxy statement on Schedule 14A, filed on March 22, 2010 (“Amendment No. 1”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Concurrently herewith, the Company is filing a second amendment to its preliminary proxy statement (“Amendment No. 2”) incorporating the revisions described in this letter.  Please note that there are also clarifying additions to the sections titled “Board Leadership Structure” on pages 16-17 of Amendment No. 2 that are not related to the Comment Letter, and instead are being made at the request of the Company’s lead director.  For your convenience, a courtesy copy of this letter and Amendment No. 2, which has been marked to show changes from Amendment No. 1, are being delivered to you.

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Company.  Page numbers and other similar references used in the Staff’s comments below refer to Amendment No. 1; page numbers and other similar references used in the Company’s responses refer to Amendment No. 2, unless otherwise noted.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in Amendment No. 2.

General

1.                                      In responses to our comments, you have indicated that you do not expect Relational, its affiliates and Mr. Whitworth to be “participants” in the current solicitation of proxies (emphasis added).  Please advise why this statement is qualified in this manner.

Company Response:  The Company respectfully submits that Relational Investors, LLC, its affiliates and Mr. Whitworth (together, the “Relational Group”) are not participants in the Company’s proxy solicitation.  The Company has added disclosure on pages 14 and A-7 of Amendment No. 2 stating that the members of the Relational Group are not soliciting proxies on behalf of the Company or otherwise engaging in activities that render them participants in the Company’s solicitation of proxies.

2.                                      Please refer to our prior comment.  Notwithstanding your response, it is not apparent that interpretation of the provisions of Section 3 of the Relational Agreement are limited in the manner you describe and/or that Section 5 prohibits solicitations of proxies in the context of solicitations in favor of incumbent management.  Please advise.  Further, please revise the disclosure to clearly state, if true, that Relational or its affiliates will not solicit proxies or otherwise engage in the activities that would render them participants as such term is described in Instruction 3 to Item 4 of Schedule 14A in the current solicitation.  In the alternative, please identify, to the extent applicable, Relational and/or its affiliates as participants.

Company Response: The Company respectfully submits that the members of the Relational Group are not participants in the Company’s proxy solicitation, and the Company has added disclosure to that effect on pages 14 and A-7 of Amendment No.2, as noted in the response to Comment No. 1 above.

Agreement with Relational Investors, LLC, page 13

3.                                      We refer to disclosure stating the agreement was entered into after several months of constructive dialogue, that such dialogue has continued and indicating the “fresh perspectives” that Relational has brought to the Board.  Please revise to succinctly clarify the reasons why Relational and the company first engaged in discussions.  Describe who approached whom and disclose concisely, any material agenda items discussed and the “fresh perspectives” that have been and/or continue to be a part of the constructive dialogue between the parties.  For example, has Relational or the Company expressed an interest in additional board representation by Relational (i.e., in addition to Mr. Whitworth if nominated)?

Company Response: The Company has amended its disclosure on pages 13, A-6 and A-7 of Amendment No. 2 in response to this comment.

*    *    *

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges, on behalf of itself and the participants in its solicitation, the Staff’s position that (i) the participants are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filings, and (iii) the participants may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (617) 951-7921.

Best regards,

/s/ Paul M. Kinsella

Paul M. Kinsella
Ropes & Gray LLP

Enclosures